SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UTStarcom, Inc.

(Name of Issuer)

Common Stock, par value $0.00125 per share

(Title of Class of Securities)

918076-10-0

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

             *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. 918076-10-0

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,651,630
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,651,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,651,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

Page 2 of 13 Pages

CUSIP No. 918076-10-0

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,651,630
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,651,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,651,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

Page 3 of 13 Pages

CUSIP No. 918076-10-0

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,651,630
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,651,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,651,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

Page 4 of 13 Pages

CUSIP No. 918076-10-0

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Masayoshi Son
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 50,000
	6	SHARED VOTING POWER 14,651,630
	7	SOLE DISPOSITIVE POWER 50,000
	8	SHARED DISPOSITIVE POWER 14,651,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,701,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 13 Pages

Item 1(a)	Name of Issuer:

UTStarcom, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

1275 Harbor Bay Parkway Alameda, California 94502

Item 2(a)	Name of Person Filing:

SOFTBANK Corp. (“SOFTBANK”) SOFTBANK America Inc. (“SB America”) SOFTBANK Holdings Inc. (“SBH”) Masayoshi Son (“Mr. Son”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

For SB America and SBH: 300 Delaware Avenue, Suite 1226 Wilmington, DE 19801

For SOFTBANK and Mr. Son: 24-1, Nihonbashi – Hakozakicho Chuo-ku, Tokyo 103, Japan

Item 2(c)	Citizenship:

For SB America and SBH: Delaware For SOFTBANK and Mr. Son: Japan

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.00125 per share

Item 2(e)	CUSIP Number:

918076-10-0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A

(a) [_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

Page 6 of 13 Pages

(b) [_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [_]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

        SB America is a wholly-owned subsidiary of SBH; accordingly, securities owned by SB America may be regarded as being beneficially owned by SBH. SBH is a wholly-owned subsidiary of SOFTBANK; accordingly, securities owned by SBH may be regarded as being beneficially owned by SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns a substantial equity interest in SOFTBANK; accordingly, securities owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.

        The percentage of outstanding Common Stock of UTStarcom, Inc. (the “Company”) reported herein as beneficially owned by SB America, SBH, SOFTBANK and Mr. Son is based upon 117,110,056 shares of Common Stock reported by the Company as outstanding at February 29, 2004 in the Form 10-K filed by the Company on March 9, 2004 for the fiscal year ended December 31, 2003.

        As of the date of the filing of this statement, SB America beneficially owns, and SBH, SOFTBANK and Mr. Son may be deemed to beneficially own through SB America, a total of 14,651,630 shares of Common Stock, or 12.5% of the outstanding Common Stock. Mr. Son, who is a director of the Company, holds options to purchase 50,000 shares of

Page 7 of 13 Pages

Common Stock, which options are exercisable within 60 days of the date hereof, and accordingly may be deemed to be a beneficial owner of a total of 14,701,630 shares of Common Stock, or 12.6% of the outstanding Common Stock.

        Each of SB America, SBH, SOFTBANK and Mr. Son disclaims beneficial ownership of shares of Common Stock owned by any other person or entity except to the extent of their respective pecuniary interests, if any, therein.

(a)	Amount beneficially owned:

SB America, SBH and SOFTBANK: 14,651,630 shares Mr. Son: 14,701,630 shares

(b)	Percent of class:

SB America, SBH, SOFTBANK: 12.5% Mr. Son: 12.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

SB America, SBH and SOFTBANK: None Mr. Son: 50,000 shares

(ii)	Shared power to vote or to direct the vote:

SB America, SBH, SOFTBANK and Mr. Son: 14,651,630 shares

(iii)	Sole power to dispose or to direct the disposition of:

SB America, SBH and SOFTBANK: None Mr. Son: 50,000 shares

(iv)	Shared power to dispose or to direct the disposition of:

SB America, SBH, SOFTBANK and Mr. Son: 14,651,630 shares

Item 5.	Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

Page 8 of 13 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

Page 9 of 13 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2004

SOFTBANK CORP. MASAYOSHI SON
By:	/s/ Steven J. Murray

	Name: Title:	Steven J. Murray Attorney-in-Fact for SOFTBANK CORP. and MASAYOSHI SON

SOFTBANK AMERICA INC. SOFTBANK HOLDINGS INC.
By:	/s/ Francis B. Jacobs II

	Name: Title:	Francis B. Jacobs II Vice President of SOFTBANK AMERICA INC. and SOFTBANK HOLDINGS INC.

Page 10 of 13 Pages

EXHIBIT A

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that Masayoshi Son and SOFTBANK Corp. (each a “Grantor”) have each made, constituted and appointed, and by these presents does each make, constitute and appoint, each of Ronald D. Fisher and Steven J. Murray (each an “Attorney”), the true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, of each Grantor, for and in such Grantor’s name, place and stead, in any and all capacities, to do all or any of the following acts, matters and things:

1.	To sign on behalf of such Grantor statements on Form 3, Form 4 and Form 5, or amendments thereto (together “Section 16 Reports”), filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”).

2.	To sign on behalf of such Grantor statements on Schedule 13D or 13G, or amendments thereto, filed pursuant to Section 13(d) of the Exchange Act.

3.	To sign on behalf of such Grantor statements on Form 144, or amendments thereto, filed pursuant to Rule 144 under the Securities Act of 1933.

4.	To do all such other acts and things as, in such Attorney’s discretion, he deems appropriate or desirable for the purpose of filing such Section 16 Reports, statements on Schedule 13D or 13G, statements on Form 144, or amendments thereto.

5.	To appoint in writing one or more substitutes who shall have the power to act on behalf of such Grantor as if that substitute or those substitutes shall have been originally appointed Attorney(s) by this Power of Attorney and/or to revoke any such appointment at any time without assigning any reason therefor.

        Each Grantor hereby ratifies and confirms all that said agents and attorneys-in-fact or any substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Page 11 of 13 Pages

        IN WITNESS WHEREOF, each Grantor duly assents to this Power of Attorney by his signature as of the 20th day of December 2002.

MASAYOSHI SON
/s/ Masayoshi Son

Masayoshi Son

SOFTBANK CORP.
/s/ Masayoshi Son

Masayoshi Son, President and CEO

Page 12 of 13 Pages

EXHIBIT B

AGREEMENT OF JOINT FILING

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, par value $0.00125 per share, of UTStarcom, Inc. and that such agreement be included as an exhibit to such filing.

        This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same instrument.

        IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of September 3, 2002.

SOFTBANK CORP.
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Attorney-in-Fact

SOFTBANK America Inc.
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Attorney-in-Fact

SOFTBANK Holdings Inc.
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Attorney-in-Fact

Masayoshi Son
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Attorney-in-Fact

Page 13 of 13 Pages